NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

3628

07025307

SEC MAIL PROCESSING
RECEIVED
JUL 16 2007
WASH. D.C.
186
SECTION

FILE No.
82-4749

July 6, 2007

United States Securities and Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82 – 4749
<u>News Release Dated July 6, 2007</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

B O'Neill

PER: BARBARA O'NEILL
CORPORATE SECRETARY

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

dlw 7/18

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JULY 6, 2007**

News Release: **07-09** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI OPTIONS A HIGH GRADE GOLD PROSPECT FROM ALTIUS RESOURCES INC. AND COMMENCES A SECOND PROGRAM OF GROUND EXPLORATION AT TAYLOR BROOK, NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce it has entered into an option agreement with Altius Resources Inc. ("Altius"), a wholly owned subsidiary of Altius Minerals Corporation (TSX:ALS) to acquire an interest in the Viking gold property in Newfoundland.

The Viking property is 900 hectares in size and is located adjacent to highway 460, approximately ten kilometers southwest of Sops Arm in western Newfoundland. The property contains a series of mesothermal style quartz veins and stockworks hosted in Precambrian intrusive rocks. Mineralization consists of pyrite-chalcopyrite-galena-sphalerite and locally visible gold in northeast trending silica-carbonate altered zones. Historic exploration in the area, conducted mainly in the 1980's, included widespread soil sampling, ground geophysical surveys, and 3 short drill holes.

Two large gold-in-soil anomalies have been defined on the property. The western-most anomaly is a 1.5 kilometer long linear zone trending to the northeast. Twenty two grab samples taken by Altius within this zone returned gold values ranging from 0.04 to 4.1 g/t Au. Three holes were drilled in this zone in 1989 and 1990, all encountered large intervals of highly altered granite with anomalous gold grades, but all failed to intersect the large quartz veins occurring as boulders on surface. The western soil anomaly remains largely untested. The eastern soil anomaly is approximately 1 kilometer long by 0.5 kilometer wide and contains soil values up to 2090 parts per billion gold. Sixteen grab samples taken from outcrop and quartz boulders from this area by Altius returned gold values ranging from trace to 42.8 g/t, averaging 8.0 g/t. This zone has never been trenched or drill tested and remains an excellent target for gold exploration.

The Viking agreement allows Northern Abitibi to earn-in a majority interest in the project by issuing 1,115,000 shares of Northern Abitibi, and spending $1,200,000 on exploration over 4 years. In the first year of the agreement Northern Abitibi must issue 90,000 shares to Altius, and spend $140,000 on exploration. Upon earn-in, and at Altius' election, Northern Abitibi will either form a 51 percent (Northern Abitibi) – 49 percent (Altius) joint venture, or Northern Abitibi will acquire a 100 percent interest subject to a sliding scale net smelter returns royalty (NSR) of 2 to 4 percent based on the price of gold, or Northern Abitibi will earn 51% with the option of increasing to 70% by spending an additional 4 million on exploration. On or before February 24, 2008, Northern Abitibi must make a $15,000 cash payment to the underlying property holder. The property is subject to an underlying 1% NSR, half of which (0.5 percent NSR) can be bought back for $500,000.

Northern Abitibi is currently in the process of planning and permitting a surface exploration program for the Viking property. This program will likely commence in August.

A second program of surface exploration will start at the Taylor Brook Nickel project on July 10. This program will include detailed ground geophysical surveys as well as trenching of nickel in soil anomalies and geophysical conductors.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE — JULY 6, 2007

News Release: **07-09** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI OPTIONS A HIGH GRADE GOLD PROSPECT FROM ALTIUS RESOURCES INC. AND COMMENCES A SECOND PROGRAM OF GROUND EXPLORATION AT TAYLOR BROOK, NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce it has entered into an option agreement with Altius Resources Inc. ("Altius"), a wholly owned subsidiary of Altius Minerals Corporation (TSX:ALS) to acquire an interest in the Viking gold property in Newfoundland.

The Viking property is 900 hectares in size and is located adjacent to highway 460, approximately ten kilometers southwest of Sops Arm in western Newfoundland. The property contains a series of mesothermal style quartz veins and stockworks hosted in Precambrian intrusive rocks. Mineralization consists of pyrite-chalcopyrite-galena-sphalerite and locally visible gold in northeast trending silica-carbonate altered zones. Historic exploration in the area, conducted mainly in the 1980's, included widespread soil sampling, ground geophysical surveys, and 3 short drill holes.

Two large gold-in-soil anomalies have been defined on the property. The western-most anomaly is a 1.5 kilometer long linear zone trending to the northeast. Twenty two grab samples taken by Altius within this zone returned gold values ranging from 0.04 to 4.1 g/t Au. Three holes were drilled in this zone in 1989 and 1990, all encountered large intervals of highly altered granite with anomalous gold grades, but all failed to intersect the large quartz veins occurring as boulders on surface. The western soil anomaly remains largely untested. The eastern soil anomaly is approximately 1 kilometer long by 0.5 kilometer wide and contains soil values up to 2090 parts per billion gold. Sixteen grab samples taken from outcrop and quartz boulders from this area by Altius returned gold values ranging from trace to 42.8 g/t, averaging 8.0 g/t. This zone has never been trenched or drill tested and remains an excellent target for gold exploration.

The Viking agreement allows Northern Abitibi to earn-in a majority interest in the project by issuing 1,115,000 shares of Northern Abitibi, and spending $1,200,000 on exploration over 4 years. In the first year of the agreement Northern Abitibi must issue 90,000 shares to Altius, and spend $140,000 on exploration. Upon earn-in, and at Altius' election, Northern Abitibi will either form a 51 percent (Northern Abitibi) – 49 percent (Altius) joint venture, or Northern Abitibi will acquire a 100 percent interest subject to a sliding scale net smelter returns royalty (NSR) of 2 to 4 percent based on the price of gold, or Northern Abitibi will earn 51% with the option of increasing to 70% by spending an additional 4 million on exploration. On or before February 24, 2008, Northern Abitibi must make a $15,000 cash payment to the underlying property holder. The property is subject to an underlying 1% NSR, half of which (0.5 percent NSR) can be bought back for $500,000.

Northern Abitibi is currently in the process of planning and permitting a surface exploration program for the Viking property. This program will likely commence in August.

A second program of surface exploration will start at the Taylor Brook Nickel project on July 10. This program will include detailed ground geophysical surveys as well as trenching of nickel in soil anomalies and geophysical conductors.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JULY 6, 2007**

News Release: **07-09** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI OPTIONS A HIGH GRADE GOLD PROSPECT FROM ALTIUS RESOURCES INC. AND COMMENCES A SECOND PROGRAM OF GROUND EXPLORATION AT TAYLOR BROOK, NEWFOUNDLAND

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce it has entered into an option agreement with Altius Resources Inc. ("Altius"), a wholly owned subsidiary of Altius Minerals Corporation (TSX:ALS) to acquire an interest in the Viking gold property in Newfoundland.

The Viking property is 900 hectares in size and is located adjacent to highway 460, approximately ten kilometers southwest of Sops Arm in western Newfoundland. The property contains a series of mesothermal style quartz veins and stockworks hosted in Precambrian intrusive rocks. Mineralization consists of pyrite-chalcopyrite-galena-sphalerite and locally visible gold in northeast trending silica-carbonate altered zones. Historic exploration in the area, conducted mainly in the 1980's, included widespread soil sampling, ground geophysical surveys, and 3 short drill holes.

Two large gold-in-soil anomalies have been defined on the property. The western-most anomaly is a 1.5 kilometer long linear zone trending to the northeast. Twenty two grab samples taken by Altius within this zone returned gold values ranging from 0.04 to 4.1 g/t Au. Three holes were drilled in this zone in 1989 and 1990, all encountered large intervals of highly altered granite with anomalous gold grades, but all failed to intersect the large quartz veins occurring as boulders on surface. The western soil anomaly remains largely untested. The eastern soil anomaly is approximately 1 kilometer long by 0.5 kilometer wide and contains soil values up to 2090 parts per billion gold. Sixteen grab samples taken from outcrop and quartz boulders from this area by Altius returned gold values ranging from trace to 42.8 g/t, averaging 8.0 g/t. This zone has never been trenched or drill tested and remains an excellent target for gold exploration.

The Viking agreement allows Northern Abitibi to earn-in a majority interest in the project by issuing 1,115,000 shares of Northern Abitibi, and spending $1,200,000 on exploration over 4 years. In the first year of the agreement Northern Abitibi must issue 90,000 shares to Altius, and spend $140,000 on exploration. Upon earn-in, and at Altius' election, Northern Abitibi will either form a 51 percent (Northern Abitibi) – 49 percent (Altius) joint venture, or Northern Abitibi will acquire a 100 percent interest subject to a sliding scale net smelter returns royalty (NSR) of 2 to 4 percent based on the price of gold, or Northern Abitibi will earn 51% with the option of increasing to 70% by spending an additional 4 million on exploration. On or before February 24, 2008, Northern Abitibi must make a $15,000 cash payment to the underlying property holder. The property is subject to an underlying 1% NSR, half of which (0.5 percent NSR) can be bought back for $500,000.

Northern Abitibi is currently in the process of planning and permitting a surface exploration program for the Viking property. This program will likely commence in August.

A second program of surface exploration will start at the Taylor Brook Nickel project on July 10. This program will include detailed ground geophysical surveys as well as trenching of nickel in soil anomalies and geophysical conductors.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern Abitibi's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern Abitibi. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern Abitibi's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern Abitibi's filings with the Canadian securities authorities. Accordingly, holders of Northern Abitibi shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern Abitibi disclaims any responsibility to update these forward-looking statements.

END